Post-Qualification Offering Circular Amendment No. 5

File No. 024-10758

OFFERING CIRCULAR

GROUNDFLOOR FINANCE INC.

Up to 100,000 Shares of Groundfloor Finance Inc. Common Stock

MAXIMUM OFFERING: $2,000,000

MINIMUM OFFERING: $0

This Post-Qualification Offering Circular Amendment No. 5 (this “Offering Circular Amendment No. 5”) amends the offering circular of Groundfloor Finance Inc. (the “Company”), dated July 22, 2018, as qualified on February 9, 2018, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Amendment No. 5, is part of an offering statement (File No. 024-10758) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Amendment No. 5 all of the information contained in Part II of the Offering Circular, as well as Offering Circular Amendment No. 1, Offering Circular Amendment No. 2, Offering Circular Amendment No. 3, and Offering Circular Amendment No. 4 (collectively, the “Offering Circular”). Please note that any statement that we make in this Offering Circular Amendment No. 5 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

The purpose of this Offering Circular Amendment No. 5 is to disclose:

•	Change in price per share of Groundfloor Common Stock to a range of $17.00 to $20.00;

•	Change in minimum investment to $200, to reflect change in price per share to $20.00 at the upper end, or $170, to reflect a change in share price to $17.00 at the lower end;

•	Change in maximum offering amount of Groundfloor Common Stock to $2,000,000, reflecting 100,000 shares at $20.00 per share. To date, we have sold $4,055,000 of shares at $10.00 price per share; and $2,910,000 at $15.00 price per share.

•	The deletion of the Groundfloor Bonus Share Program applicable to the Groundfloor Common Stock offered pursuant to this Offering Circular Amendment No. 5 and the Offering Circular.

The Offering Circular is amended as follows:

Change in Price Per Share and Maximum Offering Amount

Effective as of the date of qualification of this Offering Circular Amendment No. 5 and for all shares of Groundfloor Common Stock offered by the Company pursuant to the Offering Circular, the Company will offer and sell on a continuous basis, up to 100,000 shares of Groundfloor Common Stock at a price of $17.00 per share to $20.00 per share, with a minimum investment of $200, or 10 shares of Groundfloor Common Stock at the upper per share price range, or a minimum of $170, or 10 shares at the lower per share price range. The aggregate initial offering price of the Groundfloor Common Stock will not exceed $2,000,000 in any 12-month period, and there is no minimum offering amount. The 100,000 shares of Groundfloor Common Stock constitutes all shares offered by the Company pursuant to this Offering Circular Amendment No. 5 and the Offering Circular. The Groundfloor Common Stock is subject to a Common Stock Voting Agreement. See “Securities Being Offered” in the Offering Circular.

Groundfloor Bonus Share Program

[Deleted].

Risk Factors

The following risk factor is added to the Offering Circular:

The Common Stock Voting Agreement includes a forum selection clause that provides that all suits, actions or other proceedings arising out of or based upon the Common Stock Voting Agreement will be commenced in the federal and state courts located in Fulton County, Georgia.

As stated in the Offering Circular, when you purchase Groundfloor Common Stock, you are required to agree to the terms of the Common Stock Voting Agreement. The Common Stock Voting Agreement provides that all suits, actions or other proceedings arising out of or based upon the Common Stock Voting Agreement will be commenced in the federal and state courts located in Fulton County, Georgia. Among other things, you waive and agree not to assert any claim that you are not subject personally to the jurisdiction of such courts, that any such court is an inconvenient forum, or is otherwise improper. As a result, if you or the Company decides to bring any suit, action or other proceeding against the Company in connection with the Common Stock Voting Agreement, such claim must be commenced in a federal or state court located in Fulton County, Georgia.

Incorporation by Reference of Financial Statements

We hereby incorporate by reference into this Offering Circular Amendment No. 5 all of the information contained in the following:

•

That certain report dated March 21, 2019 with respect to the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years then ended, attached as Exhibit 11.1 to the Offering Circular pursuant to Form 1-K dated May 1, 2019.

That certain report dated March 21, 2019 with respect to the Company’s consolidated financial statements as of June 30, 2019 and 2018 and for the years then ended, attached as Exhibit 11.1 to the Offering Circular pursuant to Form 1-SA dated September 30, 2019.

Incorporation of Independent Auditor’s Consent and Legal Opinion

This Offering Circular Amendment No. 5 is also filed for the limited purpose of attaching the following:

•	The consent of the Company’s independent auditors dated as of July 22, 2019 regarding the inclusion of the report dated March 21, 2019 with respect to the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years then ended, as Exhibit 11.1 to this Offering Circular Amendment No. 5; and

•	That certain opinion from Robbins Ross Alloy Belinfante Littlefield LLC, Atlanta, Georgia regarding the validity of the Groundfloor Common Stock to be offered pursuant to this Offering Circular Amendment No. 5, the Offering Circular and Georgia law, as Exhibit 12.1 to this Offering Circular Amendment No. 5.

Except as expressly set forth herein, the Company’s offering of Groundfloor Common Stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Circular Amendment No. 5 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on December 4, 2019.

Groundfloor Finance, Inc.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary, and Acting Chief Financial Officer

This Offering Circular Amendment No. 5 has been signed by the following persons, in the capacities, and on the dates indicated.

Name and Signature	Title	Date

/s/ Brian Dally	President, Chief Executive Officer,	December 4, 2019
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary and Acting Chief Financial	December 4, 2019
Nick Bhargava	Officer (Principal Financial Officer and Principal Accounting Officer)

*	Director	December 4, 2019
Sergei Kouzmine

*	Director	December 4, 2019
Bruce Boehm

*	Director	December 4, 2019
Michael Olander Jr.

*	Director	December 4, 2019
Richard Tuley Jr.

* By: /s/ Nick Bhargava
Attorney-in-Fact